Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - June 2019

Mumbai, July 2, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for June 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUNE 2018	JUNE 2019	JUNE 2018	JUNE 2019	JUNE 2018	JUNE 2019
Micro	NANO	1	0	3	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11760	4677	12288	7551	81	40
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5127	3657	4677	4170	91	59
UV2	SAFARI, HARRIER	654	1318	488	1377	31	2
UV3	ARIA, HEXA	1060	248	757	253	0	1
V1	MAGIC EXPRESS	0	2661	0	2186	0	0
V2	ACE MAGIC, MAGIC IRIS	667	595	2397	672	10	71
N1- A1	ACE, ACE EX, ACE Zip	14368	8537	12368	10082	923	427
N1- A2	Super ACE, TATA207, XENON, Winger DV	4724	5322	4489	5012	1104	577
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	242	582	302	37	63	43
M2- A2	Winger 14 seats, SFC407, CityRide	514	553	411	995	22	71
N2- A1	SFC407, LPT407	970	1018	1710	1706	126	31
N2- A2	SFC709, LPT709	1288	1445	512	433	61	68
N2- A3	LPT9109	844	731	1112	1436	176	79

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUNE 2018	JUNE 2019	JUNE 2018	JUNE 2019	JUNE 2018	JUNE 2019
N2- A4	LPT1109	699	921	1113	989	251	81
M3- A2	LP709, SFC410, LP410	1350	1296	1332	1383	317	121
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	675	1132	877	917	94	169
M3- C2	LPO1512, LPO1612, Starbus, Divo	252	483	413	516	85	191
N3- A1	LPT1613, LPK1616, SK1613	3167	2811	1263	1760	1125	260
N3- B1(a)	LPT2518, LPK2518	2796	2701	3609	2895	246	267
N3- B1(b)	LPT3118	5370	4080	4117	3162	66	29
N3- B2(b)	LPS3518. LPS3015, LPS3516	200	265	226	261	84	82
N3- B2(d)	LPS4018, LPS4023	910	441	937	779	289	7
N3- B2(e)	LPS4928	1768	817	1372	501	1	25

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.